

October 12, 2012

<u>Via E-mail</u>
Richard Fokker
Chief Executive Officer
Acem Holdings, Inc.
2 Corporate Drive, Suite 234
Shelton, CT 06484

      Re: Acem Holdings, Inc.
               Form 8-K
               Filed January 11, 2012
               File No. 33-55254-36

Dear Mr. Fokker:

We issued comments to you on the above captioned filing on January 20, 2012, February 16, 2012 and March 29, 2012. On September 26, 2012, we issued a follow-up letter informing you that some of these comments remained outstanding and unresolved, including our request that you become current in your reporting obligations under the Exchange Act, and if you did not comply with these comments, we would act consistent with our obligations under the federal securities laws.

As you have not complied with these comments, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Jerry Gruenbaum, Esq.